August 20, 2018

David Lazar
Chief Executive Officer
Zhongchai Machinery, Inc.
3445 Lawrence Avenue
Oceanside, NY 11572

       Re: Zhongchai Machinery, Inc.
           Registration Statement on Form 10-12G
           Filed on July 24, 2018
           File No. 000-31091

Dear Mr. Lazar:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed July 24, 2018

General Background of the Company, page 3

1.    We note that the company started production of die casting products in
2010
      and terminated its registration on July 29, 2011. However, it is unclear if and when the company ceased conducting business operations. If known, please revise to clarify.
2. Please disclose whether Mr. Lazar has any past experience with transactions involving blank check companies. If applicable, please provide a brief description of these other blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and the nature of Mr. Lazar's subsequent involvement in each company. In
 David Lazar
FirstName LastNameDavid Lazar
Zhongchai Machinery, Inc.
Comapany NameZhongchai Machinery, Inc.
August 20, 2018
August 20, 2018 Page 2
Page 2
FirstName LastName
         addition, please identify any other blank check or shell companies Mr. Lazar is currently involved with. We note, for example, the disclosure at page 11 that Mr. Lazar also owes a fiduciary duty to another company that is described as being engaged in a business substantially similar to this company. As such, please add a discussion as to how Mr.
         Lazar will determine which company may get preference as to any identified business combination opportunities, as applicable. Please also expand your risk factor disclosure in this regard, as applicable.
Our auditors have expressed substantial doubt about our ability to continue as a going concern, page 10

3. Please reconcile your disclosure here and on pages 19 and 20 that you have no cash and cash equivalents or current assets as of June 30, 2018, with your consolidated balance sheet on page 28 showing $5,000 cash and cash equivalents.
Directors, Executive Officers, Promoters and Control Persons, page 22

4. We note your disclosure that Mr. Lazar is a private investor with seven years of business experience. We also note your disclosure on page 11 that Mr. Lazar is the sole officer and director of Shentang International, Inc., a corporation engaged in a substantially similar business as the company. Please disclose Mr. Lazar's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried
         on. Please also identify Mr. Lazar as your promoter or advise. Refer to Items 401(e)(1)
         and 401(g)(1) of Regulation S-K.
Executive Compensation, page 22

5. You disclose on page 4 and elsewhere that Mr. Lazar received 3,096,200 shares of common stock for services valued at $3,096.20 and 10 million shares of preferred stock for services valued at $4 million. Your disclosure here does not reflect this compensation for services. Please revise to provide the disclosure required by Item 6 of Form 10 and
         Item 402 of Regulation S-K or advise.
Recent Sales of Unregistered Securities, page 23

6. We note the disclosure that on June 19, 2018 you issued 10,000,000 shares of Series A
         Preferred Stock issued at par value of $0.001 to Mr. Lazar for services valued at $4 million. Please revise to briefly state the nature of the services received by the company and clarify how you determined that the value for services rendered was $4 million. Refer generally to Item 701 of Regulation S-K.
General

7. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting
 David Lazar
Zhongchai Machinery, Inc.
August 20, 2018
Page 3
         requirements of the Securities Exchange Act of 1934.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at 202-551-3308 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameDavid Lazar                               Sincerely,
Comapany NameZhongchai Machinery, Inc.
                                                            Division of
Corporation Finance
August 20, 2018 Page 3                                      Office of
Transportation and Leisure
FirstName LastName